Exhibit (23.2)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-4 of McGraw Hill Financial, Inc. of our report dated March 30, 2015 (September 1, 2015 for Notes 2 and 5 as it relates to goodwill, Note 8 as it relates to the tax rate table, and the second paragraph in Note 14), relating to the consolidated financial statements of SNL Financial LC and Subsidiaries as of and for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to the preparation of financial statements in accordance with generally accepted accounting principles as applied to public business entities), appearing in the Current Report on Form 8-K/A of McGraw Hill Financial, Inc. dated October 29, 2015, and to the reference to us under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

October 29, 2015